

ALLIED DOMECQ

FILING NUMBER: 82-878

21 November 2001

The Filing Desk
Securities & Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA



02002844

AIR MAIL

Dear Sirs,

I enclose copies of the following documents which were dispatched to shareholders today and copies of the latest announcements that have been made to the London Stock Exchange.

1. Annual Report and Accounts 2001.
2. Summary Financial Statement 2001.
3. Chairman's Letter, incorporating Notice of AGM.
4. Form of Proxy.
5. Annual Report and Accounts Request Card.
6. Recent Press Releases.

Yours faithfully
Allied Domecq PLC

Steve Williams
Secretariat Assistant

Encs.

ALLIED DOMECQ PLC
THE PAVILIONS BRIDGWATER ROAD BEDMINSTER DOWN BRISTOL BS13 8AR
TELEPHONE 0117-978 5000 FACSIMILE 0117-978 5300
REGISTERED OFFICE AS ABOVE REGISTERED IN ENGLAND NUMBER 3771147

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services Act 1986. If you have sold or transferred all your ordinary shares in Allied Domecq PLC, please consult the stockbroker or agent through whom the transaction was effected without delay and pass this document and the enclosed proxy form and other documents to them for transmission to the purchaser or transferee.




ALLIED DOMECQ

Allied Domecq PLC

(Registered in England & Wales No. 3771147)

Registered Office: The Pavilions, Bridgwater Road, Bedminster Down, Bristol BS13 8AR, UK

21 November 2001

To ordinary shareholders
Dear Shareholder,

2002 ANNUAL GENERAL MEETING
I am writing to you to set out the notice of and to explain the background to the business to be considered at the Annual General Meeting.

Annual General Meeting

The AGM of the company will be held at 2.00pm on Thursday 31 January 2002 at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN. The notice of the meeting is set out in Appendix 1 to this letter.

The resolutions detailed below should be read in conjunction with the notice of the AGM. If there are any aspects of the business in respect of which you require clarification please write to me at the above address.

Resolution 1 (ordinary resolution)
To receive and adopt the accounts for the year to 31 August 2001 and the reports of the directors and the auditor thereon.

Resolution 2 (ordinary resolution)
To declare a final dividend of 7.6 pence per share to be paid to the holders of ordinary shares on the register of members of the company at the close of business on 4 January 2002.

Subject to confirmation by shareholders at the AGM, the dividend will be paid on 5 February 2002.

Resolutions 3–5 (ordinary resolutions)
To re-elect Graham Hetherington, myself and David Scotland as directors of the company. Brief biographical details of the directors standing for re-election appear on page 28 of the Annual Report & Accounts and page 26 of the Summary Financial Statement.

Resolution 6 (ordinary resolution)
To re-appoint KPMG Audit Plc as auditor of the company and to authorise the directors to determine the remuneration of the auditor.

Resolution 7 (ordinary resolution)
To increase the authorised share capital of the company from £300,000,000 to £400,000,000 by the creation of an additional 400,000,000 ordinary shares of 25 pence each.

The Companies Act 1985 does not allow the directors to allot unissued shares in the company unless they have been given authority to do so by ordinary resolution or by the articles of association. The amount of share capital to which such an authority may relate will be such amount as approved by the relevant resolution or stated in the articles of association, provided that it does not exceed an amount equal to one-third of the issued ordinary share capital of the company or the amount of authorised but unissued share capital, if less.

Whilst the company has no present intention in this regard, should circumstances arise where it would need to issue ordinary shares, the proposed increase in share capital of the company will, in conjunction with Resolution 8 below, provide it with the maximum flexibility available to allot and issue shares in the appropriate circumstances.

Resolution 8 (ordinary resolution)
To grant the directors authority to allot unissued shares.

Although the board has no present intention in that regard, it is proposed that the directors be given authority to allot either:

(i) conditional upon the passing of Resolution 7 above, up to 355,856,771 ordinary shares of 25 pence each pursuant to Section 80 of the Companies Act 1985 which number represents one-third of the issued ordinary share capital; or

(ii) if Resolution 7 above is not approved, up to 132,429,686 ordinary shares of 25 pence each pursuant to Section 80 of the Companies Act 1985 which number represents the authorised but unissued share capital and 12 per cent of the current issued share capital.

Resolution 9 (special resolution)
To grant the directors authority to allot shares without regard to statutory pre-emption rights.

The authority to disapply Section 89 of the Companies Act 1985 and to allot equity securities for cash otherwise than to existing shareholders by way of a rights issue is proposed in respect of 53,378,516 ordinary shares of 25 pence each which number represents approximately 5 per cent of the total share capital currently in issue.

In accordance with the recommendations of the Investment Protection Committees, your board confirms its intention that no more than 7½ per cent of the issued ordinary share capital of the company will be allotted for cash on a non pre-emptive basis during any three year period.

Resolution 10 (special resolution)
To authorise the company to purchase its own ordinary shares.

In common with a number of other listed companies, the company is seeking to renew the authority to purchase up to 10 per cent of its ordinary shares at or between the minimum and maximum prices specified in this resolution. This power would be used only after careful consideration by the directors, having taken into account market conditions prevailing at that time, the investment needs of the company, its opportunities for expansion and its overall financial position. The directors would exercise the authority to purchase ordinary shares only if they considered it to be in the best interests of shareholders and if the purchase could be expected to result in an increase in earnings per share.

The authorities conferred by resolutions 8, 9 and 10 will terminate on the earlier of the next following AGM and 15 months from the date of the forthcoming AGM.

Resolution 11 (special resolution)
To amend the articles of association by adopting the new articles of association produced to the meeting.

The amendments to facilitate electronic communications between the company and its shareholders are in accordance with The Companies Act 1985 (Electronic Communications) Order 2000 (the 'Order') and the guidelines recommended by the Institute of Chartered Secretaries and Administrators. The company is currently able to take advantage of the relevant provisions of the Order notwithstanding that they have not been incorporated into the company's articles of association. However, it is regarded as best practice that companies should take appropriate steps to amend their articles of association specifically to facilitate the use of electronic communications as soon as possible. None of the changes will force either the company or any individual shareholder to send or receive documents or notices by electronic mail. They merely permit this to occur where appropriate and where both the company and the relevant shareholder agree.

Resolution 12 (ordinary resolution)
To approve the Allied Domecq Share Partnership Plan ('AESOP')

Legislation was introduced in the Finance Act 2000 which provides for a new form of all-employee share plan, commonly referred to as an AESOP, and recently rebranded as the share incentive plan, which has favourable tax treatment in the UK. An AESOP allows participating employees to purchase 'partnership' shares in their parent company out of pre-tax income, and can also be used to award free and/or matching shares. The shares are held on behalf of participants in a tax-approved employee trust, and must generally be kept in the trust for at least three years to obtain any tax advantages, and for five years to obtain maximum tax advantages. Free and matching shares can be forfeited if the employee leaves employment in certain circumstances during a specified period following the making of the award.

The proposed new AESOP, which will be capable of extension internationally subject to meeting local taxation and regulatory requirements, will be implemented initially in the form of monthly invitations to eligible employees to acquire partnership shares, with simultaneous awards of parallel matching shares. In view of the tax benefits it offers, and the flexible manner in which it can be implemented, the board believes that the AESOP will support the future development of the group and assist in forging a stronger link between employees' interests and those of shareholders.

A summary of the principal terms of the proposed new AESOP is set out in Appendix 2.

Recommendation
Your directors consider that all the resolutions to be proposed at the AGM are in the best interests of the company and shareholders as a whole and unanimously recommend you to vote in favour of them as they intend to do in respect of their own beneficial shareholdings.

Action to be Taken
Whether or not you are able to attend the AGM, the directors request you to complete and return the enclosed form of proxy to the company's registrars at the address shown on the reverse side of the form or electronically, following the instructions on the reverse of the form, so as to arrive not less than 48 hours before the time of the meeting. Returning the form of proxy will not prevent shareholders from attending the AGM and voting in person if they wish to do so.

Yours sincerely



Sir Christopher Hogg
CHAIRMAN

Change in Share Registrars
With effect from 1 October 2001, the company's registrars changed to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, UK (telephone: +44 (0)870 702 0000). For further details and information on electronic communications to shareholders, please refer to page 68 of the Annual Report & Accounts or the inside back cover of the Summary Financial Statement.

Shareholder Offer – Glendronach Distillery
We are once again pleased to extend an invitation to shareholders to enjoy a two day break in north east Scotland at our Glendronach Distillery. The Glen House within the distillery grounds is a VIP house of Georgian splendour. The room rate is £65 per person, per night on dinner, bed and breakfast basis, including drinks. Full details can be obtained from Gillian Kelso, Visits Manager on +44 (0)1389 723281. Terms and conditions apply.

Appendix 1 – Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Allied Domecq PLC will be held at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN in the Ballroom at 2.00pm on Thursday 31 January 2002 for the transaction of the following business:

Ordinary Business

Ordinary Resolution 1
That the accounts for the year to 31 August 2001, and the reports of the directors and the auditor thereon, be received and adopted.

Ordinary Resolution 2
That a dividend of 7.6 pence per share be paid to holders of ordinary shares on the register of members of the company at the close of business on 4 January 2002.

Ordinary Resolution 3
That Mr. Graham Hetherington be re-elected as a director.

Ordinary Resolution 4
That Sir Christopher Hogg* be re-elected as a director.

Ordinary Resolution 5
That Mr. David Scotland be re-elected as a director.

Ordinary Resolution 6
That KPMG Audit Plc be re-appointed as auditor of the company and that the remuneration of the auditor be determined by the directors.

Special Business

Ordinary Resolution 7
That the authorised share capital of the company be increased from £300,000,000 to £400,000,000 by the creation of an additional 400,000,000 ordinary shares of 25 pence each.

Ordinary Resolution 8
That the authority and power conferred by Article 9.2 of the articles of association of the company be granted until the earlier of the conclusion of the next Annual General Meeting and 15 months from the date of this Annual General Meeting and that for such period the Section 80 Amount shall be (i) conditional upon the passing of Resolution 7, £88,964,192.75, or (ii) if Resolution 7 is not approved, £33,107,421.50.

Special Resolution 9
That the authority and power conferred by Article 9.3 of the articles of association of the company be granted until the earlier of the conclusion of the next Annual General Meeting and 15 months from the date of this Annual General Meeting and that for such period the Section 89 Amount shall be £13,344,629.

Special Resolution 10
That the company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 (the 'Act') to make one or more market purchases (within the meaning of Section 163(3) of the Act) on the London Stock Exchange of ordinary shares of 25 pence each in the capital of the company provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 106,757,031 (representing 10 per cent of the company's issued ordinary share capital);

(b) the minimum price which may be paid for such shares is 25 pence per ordinary share (exclusive of expenses);

(c) the maximum price (exclusive of expenses) which may be paid for an ordinary share shall not be more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the ordinary share is purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the company's next Annual General Meeting or 15 months from the date of passing this resolution, if earlier;

(e) the company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

Special Resolution 11
That the existing articles of association of the company be and are hereby amended by adopting the regulations set forth in the printed document produced to this meeting and signed by the Chairman for the purposes of identification as the articles of association of the company, in substitution for and to the exclusion of the existing articles of association.

Ordinary Resolution 12

That the Allied Domecq Share Partnership Plan, the main features of which are summarised in Appendix 2 to the Chairman's Letter attached to this Notice, to be constituted by the draft trust deed and rules produced to the meeting and signed by the Chairman for the purposes of identification, be and it is hereby approved, and the directors be and they are hereby authorised:

(a) to do all acts and things necessary to carry the same into effect, including the making of any changes to the trust deed and rules as may be necessary to obtain the approval of the Board of Inland Revenue and/or such other approvals as the directors may consider necessary or desirable to obtain; and

(b) at their discretion, to adopt similar plans as they deem appropriate for employees of the company and its subsidiaries located outside the United Kingdom.

By order of the board
L A Quaranto
SECRETARY
21 November 2001

Registered Office:
The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS13 8AR, UK
Registered Number 3771147

*Member of the audit committee and remuneration committee.

Notes

Any member of the company entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote on his, her or its behalf. A proxy need not be a member of the company.

Ordinary shareholders will receive a form of proxy, containing notes on completion and use, with this Notice. To be effective the form of proxy must reach the company's registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3ZZ, UK by post or electronically not less than 48 hours before the time of the meeting. To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register as at close of business on 29 January 2002. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Documents available for inspection

Copies of (i) the current articles of association of the company, (ii) the proposed amended articles of association of the company, (iii) the draft trust deed and rules of the Allied Domecq Share Partnership Plan, (iv) the register of directors' interests and (v) the service contracts of the directors will be available for inspection during normal business hours, at the registered office of the company and at the offices of Linklaters & Alliance, One Silk Street, London EC2Y 8HQ on any weekday (public holidays excluded) up to and including the date of the Annual General Meeting and also at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN for at least 15 minutes prior to, and during, the Annual General Meeting.

Appendix 2 – Summary of the principal features of the Allied Domecq Share Partnership Plan (the 'AESOP')

(i) Constitution of the AESOP
The AESOP is governed by a trust deed and rules the parties to which will be the company, certain of its subsidiaries and the trustees of the AESOP. The trust deed and rules and all ancillary documents relating to the AESOP, will be submitted for approval to the Inland Revenue. Trustees will be appointed by the company to administer the trust arising under the AESOP.

(ii) Eligibility
All employees and executive directors of the company, and such of its subsidiaries as are designated participating companies by the directors, who are resident in the UK for tax purposes and who have completed such minimum period of service not exceeding 18 months as the directors may determine, will be eligible to participate in the AESOP.

Other employees who are not resident in the UK for tax purposes and who satisfy the service criteria may also be invited to join at the directors' discretion.

(iii) Implementing the AESOP
The AESOP provides for the acquisition of shares in the company. Shares may be awarded to participants as partnership shares, matching shares or free shares (as described in the AESOP). The directors will determine how the AESOP will be operated and, if so, on what basis. The trustees will acquire the appropriate number of shares, either by subscription or by market purchases, using deductions from participants' salary (in the case of partnership shares) or funds provided by the company and other participating companies (in the case of free or matching shares). The trustees will then make awards of such shares to participants, while retaining legal title to them for so long as they are retained in the trust.

(iv) Awards of partnership, matching and free shares

Partnership shares
At the discretion of the directors, eligible employees may be invited to apply to purchase partnership shares. Subject to the rules of the AESOP the directors will determine the terms of any invitation to acquire partnership shares. The funding of any such partnership share purchases will be conducted as follows:

(a) by deductions from salary accumulated each month, and held in an account until the end of an accumulation period not exceeding 12 months, before being applied to acquire the partnership shares and held by the trustees on the participant's behalf; or

(b) by deductions from salary made each month and applied to acquire partnership shares within a 30 day period and held by the trustees on the participant's behalf.

Partnership shares can be retained by the trustees so long as the participant remains employed by any group company. The participant will be able to direct the trustees to transfer the partnership shares to him or her at any time, subject to meeting any liability to income tax and national insurance contributions. Awards of partnership shares must be made on the same terms to all relevant participants.

Matching shares
When making awards of partnership shares the directors can decide to award linked matching shares.

Awards of matching shares will be made on the same day as the related partnership shares in a ratio not to exceed two matching shares for each partnership share. Awards of matching shares must be made on the same terms to all relevant participants.

Free shares
At the discretion of the directors, awards of free shares may be made to eligible employees. The value or number of free shares awarded to participants can be made conditional on meeting performance targets, as determined by the directors in compliance with the rules of the AESOP. Employees will be informed of the performance targets which apply to them before the start of the period in which their performance will be measured. Subject to permitted exceptions relating to performance targets, awards of free shares must be made on the same terms to all eligible employees.

For free and matching shares there will be a prescribed holding period of five years or such shorter period, not less than three years, as the directors determine. Free and/or matching shares can be withdrawn from the AESOP after the conclusion of the specified holding period, but if removed before the fifth anniversary of being awarded, income tax and national insurance contributions may arise. Free and/or matching shares can be retained by the trustees so long as the participant remains employed by a group company.

Each participant in the AESOP will have to contract with the company to allow any partnership, matching and free shares (and any dividend shares described below) to be held by the trustees under the terms of the AESOP.

(v) Cash dividends and dividend shares
Participants will be entitled to dividends paid on shares held on their behalf under the AESOP. When making awards the directors may determine that any cash dividends paid on the shares awarded will be transferred directly to participants by the trustees. Alternatively, they may determine that cash dividends shall, or may at the election of participants, be applied by the trustees (within 30 days of the payment date) to acquire dividend shares on behalf of participants. The dividend shares will be held by the trustees for a holding period of three years after which they can be withdrawn from the trust by participants. Dividend shares can be retained by the trustees so long as participants remain employed by a group company.

(vi) Individual limits
The maximum value of shares which can be awarded to a participant in any year cannot exceed the maximum limits contained in the legislation at the relevant time. Currently, the limits applying are as follows:

(a) for free shares: £3,000 per year;

(b) for matching shares: two shares for every partnership share that is awarded (being a maximum of £3,000);

(c) for dividend shares: £1,500 per year.

The maximum amount which can be deducted from a participant's salary per year for the purpose of buying partnership shares is currently fixed at £1,500. There is also a monthly limit of £125 or, if less, 10 per cent of the participant's salary that may be deducted to purchase partnership shares.

(vii) Share capital limit
No ordinary shares may be subscribed by the trustees if the number of shares to be subscribed, when aggregated with the number of shares issued or remaining to be issued pursuant to awards or grants made in the previous 10 years under the AESOP or any other employees' share scheme adopted by the company, would exceed 10 per cent of the issued share capital of the company at that time.

(viii) Termination of employment and forfeiture
If a participant ceases to be an employee of any group company at any time, for whatever reason, any shares held on his or her behalf under the AESOP will cease to be subject to the AESOP and, subject to meeting any liability to pay income tax and national insurance contributions, will be withdrawn from the AESOP and transferred to him or her (or another person at his or her direction) by the trustees.

However, no liability to income tax or national insurance contributions will arise on the shares ceasing to be subject to the AESOP where the participant ceases to be an employee by reason of death, injury, disability, redundancy, retirement, by reason of the business in which he or she is employed being transferred out of the group under the Transfer of Undertakings (Protection of Employment) Regulations, or by reason of a change of control or other circumstances causing the company by which he or she is employed ceasing to be an associated company of the company.

The directors may impose forfeiture provisions in relation to awards of free and/or matching shares. These provisions can include forfeiture when a participant ceases to be an employee, for any reason other than those described above, within a period not exceeding three years from the date of the original award of the free and/or matching shares.

(ix) Variations in the share capital
If a capitalisation issue, sub-division or other variation of the company's share capital occurs, the number of shares held on behalf of participants will be adjusted on a proportionate basis. If a rights issue is proposed, participants will be able to instruct the trustees how to act or vote on their behalf. Rights shares taken up on a nil paid basis can remain subject to the AESOP, but otherwise must be transferred out of the AESOP to participants.

(x) Reconstructions and take-overs
In the event of any reconstruction or take-over of the company participants will be invited to instruct the trustees how to deal with the shares held in the AESOP on their behalf. Consideration paid in the form of new shares or securities can be retained by the trustees on the same terms as the existing shares to which they relate.

(xi) Amendments
The AESOP may be amended at any time by the directors, provided that, without the prior approval of the company in general meeting, no amendments may be made to the advantage of participants in respect of the provisions relating to eligibility, share capital limits, maximum entitlements and the basis for determining and adjusting a participant's entitlement. However, the requirement to obtain prior approval of the company in general meeting will not apply in relation to any amendment which is made to obtain or maintain Inland Revenue approval or to comply with the provisions of any existing or proposed legislation, or to obtain or maintain favourable taxation, exchange control or regulatory treatment.

The directors reserve the right up to the forthcoming Annual General Meeting to make such amendments and additions to the trust deed and rules of the AESOP as they consider appropriate, provided they do not conflict in any material aspect with this summary of the AESOP.

(xii) Administration and general
The trustees and administrators of the AESOP will be appointed by the directors. The trustees will meet to vote on decisions relating to the administration of the trust and be responsible for complying with relevant Inland Revenue requirements.

The company may terminate the AESOP at any time. Subject to any such prior termination, the AESOP shall terminate 10 years from the date of its adoption by shareholders.

The value of shares acquired pursuant to the AESOP will not be pensionable.

Allied Domecq PLC Form of Proxy

14911

002881

- **Please read the Notice of Meeting and Explanatory Notes overleaf before completing this form.**

You can use this form to appoint somebody else to vote for you at the 2002 Annual General Meeting (AGM), and at any adjournment thereof, on any shares that you hold.

I want the following person (called a 'proxy') to vote for me on a poll.

(The proxy need not be a member of the Company).

Please place a mark in box 1 to appoint the Chairman or print the name of your proxy in box 2. Do not place a mark in both boxes.

1. The Chairman of the meeting: ☐

or

2. The following person: ☐

If you want your proxy to vote in a certain way on the resolutions specified, please place a mark in the relevant boxes. If you sign and send in this form but do not mark a box 'for' or 'against' any resolution, your proxy can vote as he or she chooses or can decide not to vote at all. The proxy can also do this on any other resolution that is put to the meeting.

Signature (Please sign in the box above) Date

Any joint holder may sign

Return this Form of Proxy. When you have completed and signed this form, detach and return it to the Registrars, in the pre-paid envelope provided. **To be valid the Form of Proxy must be received no later than 2 pm on 29 January 2002** (see note overleaf).

	Resolutions	For	Against
1	To adopt the report and accounts	☐	☐
2	To declare a final dividend	☐	☐
3	To re-elect Graham Hetherington as a director	☐	☐
4	To re-elect Sir Christopher Hogg as a director *	☐	☐
5	To re-elect David Scotland as a director	☐	☐
6	To re-appoint the auditor and authorise the directors to determine the remuneration of the auditor	☐	☐
7	To increase the Company's authorised share capital	☐	☐
8	To renew the directors' authority to allot unissued shares	☐	☐
9	To renew the directors' authority in respect of the partial disapplication of pre-emption rights	☐	☐
10	To authorise the Company to make limited market purchases of its own shares	☐	☐
11	To amend the Articles of Association	☐	☐
12	To approve the Allied Domecq Share Partnership Plan	☐	☐

* Member of the Allied Domecq audit committee and remuneration committee

PIN SRN

PROXY/002881/002881 10BUMH 10BUMH

Allied Domecq PLC Admittance Card

Attendance at the Allied Domecq PLC Annual General Meeting on 31 January 2002 at 2 pm in the Ballroom at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN, United Kingdom.

If you intend to be at the Annual General Meeting, would you please sign this admittance card and present it at the registration point on arrival in order to assist admittance procedures. This card will be exchanged for a voting card. If you appoint a proxy it is not necessary to hand this card to your proxy.

Signature (Please sign in the box above) Date

Notes on completion and use:

1 To be effective the Form of Proxy, together with any power of attorney or other authority under which it is signed, must reach the Registrars of the Company not less than forty-eight hours before the time appointed for the meeting or adjourned meeting.

2 If the appointor is a corporation the Form of Proxy must be executed under its common seal or under the hand of an officer or attorney authorised in writing.

3 In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members in respect of the joint holding.

4 The lodging of a Form of Proxy will not prevent a shareholder from attending and voting at the meeting in person if he or she so wishes.

5 The address of the Registrars for return of this form is: Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3ZZ, United Kingdom.

6 If you would like to submit your proxy vote via the internet, you can do so by accessing Computershare Investor Services PLC website **www-uk.computershare.com/proxy** You will require your unique PIN and Shareholder Reference Number (SRN) *printed on the front of this form to log in (the PIN will expire at the end* of the voting period). You can access this site from any internet enabled PC.

7 Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, the Company gives notice that only those shareholders entered on the register of members of the Company at the close of business on 29 January 2002 will be entitled to attend and to vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes in the entries on the register after the close of business on 29 January 2002 will be disregarded in determining the rights of any person to attend or vote at the meeting.

10BUNE


OXFORD STREET
MARBLE ARCH
NORTH ROW
GREEN STREET
LE MERIDIEN
GROSVENOR HOUSE
PARK LANE
HYDE PARK
KNIGHTSBRIDGE
HYDE PARK

Venue:

The Ballroom at Le Meridien Grosvenor House Hotel, Park Lane, London W1K 7TN, United Kingdom.

Announcement Details

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	13:19 02 Nov 2001
RNS Number	5517M

Full Announcement Text

RNS Number:5517M
Allied Domecq PLC
2 November 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ALLIED DOMECQ PLC

2) Name of director

DONALD HOOD BRYDON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

HOLDING IN NAME OF DIRECTOR, MR DONALD HOOD BRYDON

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DONALD HOOD BRYDON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

RELATES TO SHAREHOLDING OF DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARE ACQUISITION

7) Number of shares/amount of stock acquired

10,000

8) Percentage of issued class

0.001%

9) Number of shares/amount of stock disposed

NIL

10) Percentage of issued class

NIL

11) Class of security

25p ORDINARY SHARES

12) Price per share

374.25 pence

13) Date of transaction

31 OCTOBER 2001

14) Date company informed

1 NOVEMBER 2001

15) Total holding following this notification

11,500 SHARES

16) Total percentage holding of issued class following this notification

0.001%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

CHARLES BROWN 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification

CHARLES BROWN, DEPUTY COMPANY SECRETARY

Date of Notification 2 NOVEMBER 2001

END

Announcement Details

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	14:47 02 Nov 2001
RNS Number	5593M

Full Announcement Text

RNS Number:5593M
Allied Domecq PLC
2 November 2001

Allied Domecq PLC

Notification of Interests of Directors - Allied Domecq PLC Long Term Incentive Scheme 1999

In accordance with Section 329 of the Companies Act 1985, this is to advise that on 2 November 2001 the under mentioned directors were granted options to acquire Ordinary shares in accordance with the terms of the Allied Domecq PLC Long Term Incentive Scheme 1999.

Name	Options Granted	Current Balance of Outstanding Options
Mr P Bowman	512,091	1,565,151
Mr G C Hetherington	121,621	495,997
Mr T D Martin	137,376	588,585
Mr D Scotland	138,691	609,053
Mr R G Turner	119,487	530,218

In the case of the options granted on 2 November 2001:-

(a) the amount due on exercise per Ordinary share will be 0.1p.

(b) options will become exercisable subject to Allied Domecq's total shareholder return performance over a three-year period relative to a group of 12 other comparator companies, with no award vesting for performance below median, 40% vesting at median performance and 100% vesting for performance at upper quartile or above. Vesting will also depend upon Allied Domecq's Remuneration Committee being satisfied that the share price performance reflects the underlying financial performance of the Company.

(c) options will be exercisable (subject to the achievement of the performance condition) between 2 November 2004 and 1 November 2011.

Charles B. Brown

Deputy Company Secretary

2 November 2001

END

Announcement Details

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	16:40 05 Nov 2001
RNS Number	6508M

Full Announcement Text

RNS Number:6508M
Allied Domecq PLC
5 November 2001

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above, have advised under a notification dated 2 November 2001 that they purchased on that date a total of 1,129,028 Ordinary shares of 25p each in Allied Domecq PLC at #3.472435 per share.

These shares will be used in connection with grants of options and share appreciation rights under the Allied Domecq PLC Employee Share Plans.

The total number of shares held by the Trust following this purchase is 18,120,363 shares.

The following executive directors are potential beneficiaries of the Trust:-

Philip Bowman, Graham C Hetherington, David Scotland, Richard G Turner and Todd Martin.

Charles B. Brown
Deputy Company Secretary

5 November 2001

END

Announcement Details

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	16:49 06 Nov 2001
RNS Number	7194M

Full Announcement Text

RNS Number:7194M
Allied Domecq PLC
6 November 2001

Allied Domecq PLC

Notification of interests of directors

Under the terms of the Company's deferred bonus plan (the "Plan"), the following executive directors have today been conditionally awarded the number of ordinary shares of 25 pence each of Allied Domecq PLC ("Allied Domecq Shares") detailed below: -

Name	Shares Conditionally Awarded	Current Balance of Shares Conditionally Awarded under the Plan
Philip Bowman	67,873	92,149
Graham Hetherington	32,239	55,582
Todd Martin	35,919	65,003
David Scotland	18,267	32,739
Richard Turner	15,837	40,113

The share awards were made on the basis of the average of the middle market quotations, as derived from the London Stock Exchange Daily Official List, on the last five trading days of an Allied Domecq Share, such average being 353.6p.

The shares will be matched 1:1 by the Company on 1 September 2004, on which date both the shares included in this notification and the matching shares will be released to the directors, subject to the conditions being satisfied.

Charles B Brown
Deputy Company Secretary

6 November 2001

END

Announcement Details

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Employee Trust
Released	17:50 07 Nov 2001
RNS Number	8076M

Full Announcement Text

RNS Number:8076M
Allied Domecq PLC
7 November 2001

Allied Domecq PLC

Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above, have advised under a notification dated 6 November 2001 that they purchased on 5 November 2001 a total of 394,731 Ordinary shares of 25p each in Allied Domecq PLC at #3.575546 per share.

These shares will be used in connection with grants of options and share appreciation rights under the Allied Domecq PLC Employee Share Plans.

The total number of shares held by the Trust following this purchase is 18,515,094 shares.

The following executive directors are potential beneficiaries of the Trust:-

Philip Bowman, Graham C Hetherington, David Scotland, Richard G Turner and Todd Martin.

Charles B. Brown

Deputy Company Secretary

7 November 2001

END

Announcement Details

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Director Shareholding
Released	16:23 14 Nov 2001
RNS Number	1377N

Full Announcement Text

RNS Number:1377N
Allied Domecq PLC
14 November 2001

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

ALLIED DOMECQ PLC

2) Name of director

TODD DAVID MARTIN

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a

holding of that person's spouse or children under the age of 18 or in

respect of a non- beneficial interest

IN RESPECT OF DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

CHARLES SCHWAB (USA) ACCOUNT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SHARE TRANSFER

7) Number of shares/amount of stock acquired

NIL

8) Percentage of issued class

NIL

9) Number of shares/amount of stock disposed

18,085 SHARES

10) Percentage of issued class

0.002%

11) Class of security

25p ORDINARY SHARES

12) Price per share

NIL CONSIDERATION

13) Date of transaction

13 NOVEMBER 2001

14) Date company informed

13 NOVEMBER 2001

15) Total holding following this notification

181,915 SHARES

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

CHARLES BROWN, DEPUTY COMPANY SECRETARY

TELEPHONE: 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification

CHARLES BROWN, DEPUTY COMPANY SECRETARY

Date of Notification 14 NOVEMBER 2001

END

Announcement Details

Company	Allied Domecq PLC
TIDM	ALLD
Headline	Offer Update
Released	07:01 15 Nov 2001
RNS Number	1588N

Full Announcement Text

RNS Number:1588N
Allied Domecq PLC
15 November 2001

ALLIED DOMECQ PLC

Clearance by CNMV/Anti-Trust authorities

The Spanish Capital Markets Regulator, the "Comision Nacional del Mercado de Valores" ("CNMV") yesterday authorised the tender offer ("the Offer") launched by Allied Domecq Espana S.A. (a subsidiary of Allied Domecq PLC, "Allied Domecq") on 7th September 2001 for the entire issued share capital of Bodegas y Bebidas S.A. ("Bodegas y Bebidas").

The Spanish Antitrust Authority ("Servicio de Defensa de la Competencia") approved the Offer for Bodegas y Bebidas on 10th October 2001.

The Offer will be conditional, inter alia, on Allied Domecq's receiving acceptances in relation to at least 50.01% of Bodegas y Bebidas' issued share capital. Allied Domecq has received irrevocable undertakings to accept the Offer from shareholders holding 52.5% of Bodegas y Bebidas' share capital, including 0.63% held by the board of Bodegas y Bebidas. These irrevocable undertakings remain binding even in the event of a higher offer.

Allied Domecq will publish the formal announcement of the Offer (in accordance with article 18 of the Royal Decree 1197/1991 on Tender Offers) on 16th November 2001. The offer documentation ("Folleto") will be made available at the offices of the CNMV and of the Spanish Stock Exchanges.

The tender offer period will start on 16th November 2001. The Offer will remain open for one month and will close on 17th December 2001.

Upon conclusion of the Offer, Allied Domecq intends to de-list Bodegas y Bebidas from the Stock Exchange. Allied Domecq will apply for de-listing without a de-listing tender offer since it considers that the approved tender offer satisfies shareholders' interests, as evidenced by an independent valuation reviewed by the CNMV and incorporated into the Offer documentation.

Madrid, 15th November 2001

END